January 8, 2018

VIA EDGAR

Ms. Karen Rossotto
Mr. David Manion
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Rossotto and Mr. Manion:

This letter responds to comments relayed to us by Ms. Rossotto on January 3, 2018, regarding Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A filed on December 20, 2017 for the purpose of registering two initial series of the Trust, American Century STOXX® U.S. Quality Value ETF and American Century Diversified Corporate Bond ETF (each a “Fund” and collectively the “Funds”). This letter also responds to additional comments provided by Mr. Manion on January 8, 2018.

For your convenience, we restate each of your comments prior to our responses. Changes responsive to these comments are reflected in Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement also filed on January 8, 2018.

Accounting Comments

1.	Comment: Confirm that the auditor’s consent will be included in the next pre-effective amendment.

Response: Confirmed.

2.	Comment: Confirm that the Registrant’s financial statements and audit report will be included in the next pre-effective amendment.

Response: Confirmed.

3.	Comment: Please confirm who will bear the organization costs for the Funds.

Response: As indicated in Note 2 in the “Notes to Financial Statements,” the organization costs of the Funds will be borne by American Century Investment Management, Inc.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

4.	Comment: Confirm that, going forward, a tax footnote and a capitalization footnote will be included in the Funds’ “Notes to Financial Statements.”

Response: Note 2 of the “Notes to Financial Statements” includes disclosure regarding the Funds’ intention to qualify as a regulated investment company under the provisions of the Internal Revenue Code. Going forward, the Funds will continue to include tax disclosure in the “Notes to Financial Statements” and, once operations have commenced, the Funds will also include disclosure relating to capital share transactions, as appropriate.

American Century STOXX U.S. Quality Value ETF Prospectus

5.	Comment: Should the references to “earnings revisions” be changed to “earnings estimate revisions”? Also, in response to Item 9 of Form N-1A, define what this term means.

Response: The disclosure has been revised as requested.

6.
Comment: The following sentence is a little too technical: “The underlying index is constructed by combining the value stocks and income stocks using the valuation and income scores and portfolio optimization.”  Please explain “portfolio optimization” in plain English.

Response: The disclosure has been revised as requested.

7.
Comment: Confirm that the disclosure regarding the Fund’s use of a “representative sampling strategy” tracks the language of the Registrant’s exemptive relief for operating an index based exchange-traded fund.

Response: The disclosure has been revised to more closely track the language of the Registrant’s exemptive relief.

American Century Diversified Corporate Bond ETF Prospectus

8.
Comment: Please revise the Fund’s 80% test as follows: “Under normal market conditions, the portfolio managers will invest at least 80% of the fund’s net assets, plus any borrowings for investment purposes, in corporate debt securities and corporate debt investments. Corporate debt investments are derivatives whose reference securities are corporate debt securities.”

Response: The disclosure has been revised as requested.

Statement of Additional Information

9.	Comment: Below the “Fundamental Investment Policies” table, provide more specific disclosure relating to the Funds’ investments in commodities.

Response: The disclosure has been revised as requested.

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or 816-340-3226.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Vice President